SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure:  Accounting Standard


EMBARGO: 07.00 hours, Thursday 2 June 2005

                                 Prudential plc

   Economic Capital, Developments in Regulatory and Financial Reporting, and Restatement of 2004 Full Year Results under International Financial Reporting
                     Standards and European Embedded Value

Prudential plc publishes today selected 2004 financial information restated under European Embedded Value (EEV) and International Financial Reporting Standards (IFRS). The Group's underlying capital strength, cashflow and dividend policy are not affected by the adoption of either EEV or IFRS.

In addition, we are also explaining the Group's regulatory capital position under the Financial Groups Directive (FGD) and the Group's economic capital position as at 31 December 2004.

Prudential's Group Finance Director, Philip Broadley, said: "We are publishing today a comprehensive picture of the Group's economic and regulatory capital positions as at 31 December 2004 and the impact of adopting IFRS and EEV on our 2004 financial results. We believe that the presentation of this information will enable investors to obtain a better understanding of the Group's capital position and profitability."

European Embedded Value

Prudential believes that the EEV methodology represents an improvement over existing embedded value reporting methods used across Europe and supports its introduction. Prudential re-iterates its belief that embedded value reporting provides investors with a truer measure of the underlying profitability of the Group's long-term businesses and is a valuable supplement to statutory accounts.

As a signatory to the European CFO (Chief Financial Officers) Forum on European Embedded Value (EEV) principles, Prudential will adopt EEV methodology for its 2005 year-end results. This will replace the Achieved Profit basis, the current supplementary basis of reporting. The adoption of the EEV methodology by Prudential results in a 1% reduction in the Group's total shareholders' funds to GBP8.5bn and an uplift of 8% in the value of new business for the year ending 31 December 2004 to GBP741m.

The main impact on the results arises from the effect of changes to the assumed level of locked-in capital allocated to each business, the adoption of product-specific risk discount rates, and an explicit valuation of the time value of options and guarantees. The EEV results also include the value of future profits from service companies (including fund management operations) that support the Group's long-term businesses and the UK defined benefit pensions scheme deficit.



International Financial Reporting Standards

From 1 January 2005, all listed European Groups must prepare their financial statements in accordance with EU approved International Financial Reporting Standards (IFRS). The IFRS basis replaces the current Modified Statutory Basis.

The Financial Review section of Prudential's 2004 Annual Report gave extensive explanation of the likely changes, which are confirmed in this announcement. Restatement under IFRS Phase 1 gives rise to a GBP15m reduction in operating profit for 2004 and an increase in shareholders funds of GBP470m.

In conjunction with the adoption of IFRS, Prudential has reviewed all its accounting policies and is changing the method used to determine longer term returns included within operating profits. This change, which is not required under IFRS, increases operating profit by GBP91m, offset by a corresponding reduction in short-term fluctuations in investment returns, leaving total profit unchanged.

Groups Directive

Under the Insurance Groups Directive (IGD), introduced in January 2001, Group solvency is calculated by aggregating the surplus capital held in the regulated subsidiaries, then deducting group borrowings, other than those subordinated debt issues that qualify as capital.

The Financial Groups Directive (FGD), which has applied to Prudential since 1 January 2005, involves a similar calculation of Group solvency as for the IGD, but the solvency test under the FGD is a continuous requirement and a regulatory obligation. Prudential has put in place a regulatory capital projection model for all business units to ensure that the Group meets, at all times, the continuous solvency requirements.

As at 31 December 2004, Prudential had a surplus of GBP845m on the IGD basis.

Economic Capital

Prudential has determined its economic capital requirement as the amount of capital required to ensure that the Group can meet its existing contractual and discretionary policyholder obligations and remain solvent at all times over a 25-year time horizon, within a strict target solvency level. Economic capital methodology is different from the regulatory capital model used under IGD and FGD in that it allows the Group to take account of its geographic spread and its ability to diversify its risks across its businesses.

Prudential's economic capital model, which it has been developing over the past three years, is integral to its capital and financial management at both Group and business unit level. It provides Prudential with a measure of the impact of taking on different risks in different parts of the world, both in terms of the extreme events that have the potential to deplete its capital base, and the more day-to-day volatility to which it is exposed.

As at 31 December 2004, Prudential had available capital of GBP3.4bn. This represents a surplus of GBP1.6bn over required economic capital of GBP1.8bn.

Further details on each of these developments can be found on our website www.prudential.co.uk

Enquiries to:


Rebecca Burrows, Group Communications Director                                         020 7548 3537
Media                                                   Investors/Analysts

Clare Staley                020 7548 3719               Andrew Crossley                020 7548 3166
Joanne Davidson             020 7548 3708               James Matthews                 020 7548 2007
                                                        Mike Kempster                  020 7548 3738

Brunswick Group
Kate Holgate                020 7404 5959


 1. A presentation to analysts and investors will take place at 9:30am at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. A webcast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk.

 2. An interview with Philip Broadley (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am on 2 June 2005.

Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187bn in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 2 June, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations